UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-38176

Venator Materials PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Titanium House, Hanzard Drive, Wynyard Park
Stockton-On-Tees, TS22 5FD, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐ Form 40-F

This Report on Form 6-K is incorporated by reference into the registration statements on Form S-3 (File No. 333-238699) and on Form S-8 (File No. 333-219982 and File No. 333-253826) of Venator Materials PLC, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

GENERAL

Except when the context otherwise requires or where otherwise indicated, (1) all references to "Venator," the "Company," "we," "us" and "our" refer to Venator Materials PLC and its subsidiaries, (2) all references to "Huntsman" refer to Huntsman Corporation and its subsidiaries, (3) all references to the "Titanium Dioxide" segment or business refer to the titanium dioxide ("TiO2") business of Venator, (4) all references to the "Performance Additives" segment or business refer to the functional additives, color pigments, timber treatment and former water treatment businesses of Venator, and (5) we refer to the internal reorganization prior to our initial public offering ("IPO"), the separation transactions initiated to separate the Venator business from Huntsman’s other businesses, including the entry into and effectiveness of the separation agreement and ancillary agreements, and the financing arrangements and debt, comprising the senior secured term loan facility (the "Term Loan Facility"), the asset-backed revolving credit facility (the "ABL Facility" and, together with the Term Loan Facility, the "Senior Credit Facilities") and the 5.75% senior unsecured notes due 2025 (the "Senior Unsecured Notes"), including the use of the net proceeds of the Senior Credit Facilities and the Senior Unsecured Notes, which were used to repay intercompany debt we owed to Huntsman and to pay related fees and expenses, as the "separation," which occurred on August 8, 2017.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information set forth in this report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). All statements other than historical or current factual information are forward-looking statements, including without limitation statements regarding: projections of revenue, expenses, profit, margins, tax rates, tax provisions, cash flows, pension and benefit obligations and funding requirements, our liquidity position or other projected financial measures; management’s plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, construction cost estimates, restructuring activities, new product and service developments, competitive strengths or market position, acquisitions, divestitures, spin-offs or other distributions, strategic opportunities, securities offerings, share repurchases, dividends and executive compensation; growth, declines and other trends in markets we sell into; new or modified laws, regulations and accounting pronouncements; legal proceedings, environmental, health and safety ("EHS") matters, tax audits and assessments and other contingent liabilities; foreign currency exchange rates and fluctuations in those rates; general economic and capital markets conditions; the timing of any of the foregoing; assumptions underlying any of the foregoing; and any other statements that address events or developments that we intend or believe will or may occur in the future. In some cases, forward-looking statements can be identified by terminology such as "believes," "expects," "may," "will," "should," "anticipates," "estimates" or "intends" or the negative of such terms or other comparable terminology, or by discussions of strategy. We may also make additional forward-looking statements from time to time. All such subsequent forward-looking statements, whether written or oral, by us or on our behalf, are also expressly qualified by these cautionary statements.

Forward-looking statements are based on certain assumptions and expectations of future events which may not be accurate or realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond our control. Important factors that may materially affect such forward-looking statements and projections include:

•volatile global economic conditions and a downturn in the worldwide economy due to inflation, geopolitics, or other factors;
•changes to the prices at which we purchase raw materials and energy, any interruptions in supply of raw materials and energy, or any changes in regulations impacting raw materials and our supply chain;
•the impacts and duration of the global outbreak of the COVID-19 pandemic on the global economy and all aspects of our business, including our employees, customers, suppliers, partners' results of operations, financial condition and liquidity;
•the economic and other impacts from the military conflict between Russia and Ukraine and the global response to such conflict;
•cyclical and volatile demand for TiO2 products;
•highly competitive industries and the need to innovate and develop new products;
•industry production capacity and operating rates;
•high levels of indebtedness;

•our ability to maintain sufficient cash flow to fund our operations and capital expenditures and service our debt;
•our ability to refinance our indebtedness and obtain future capital on favorable terms;
•planned and unplanned production shutdowns, turnarounds, outages and other disruptions at our facilities or our suppliers' manufacturing facilities;
•impacts of climate change and increasing climate change regulations;
•increased manufacturing, labeling and waste disposal regulations associated with some of our products, including the classification of TiO2 as a carcinogen in the European Union ("EU") or any increased regulatory scrutiny;
•our ability to successfully grow and transform our business including by way of acquisitions, divestitures and restructuring activities;
•fluctuations in currency exchange rates, interest rates and tax rates;
•our ability to adequately protect our information technology systems, some of which are critical to our business;
•changes to laws, regulations or the interpretation thereof;
•differences in views with our joint venture participants;
•EHS laws and regulations;
•economic conditions and regulatory changes following the exit of the United Kingdom (the "U.K.") from the EU (often referred to as "Brexit");
•seasonal sales patterns in our product markets;
•our ability to comply with expanding data privacy regulations;
•our ability to maintain effective internal controls over financial reporting and disclosure;
•our indemnification of Huntsman;
•financial difficulties and related problems experienced by our customers, vendors, suppliers and other business partners;
•conflicts, military actions, terrorist attacks, public health crises, cyber-attacks and general instability;
•failure to enforce our intellectual property rights; and
•our ability to effectively manage our labor force.

All forward-looking statements, including, without limitation, management’s examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but there can be no assurance that management’s expectations, beliefs and projections will result or be achieved. All forward-looking statements apply only as of the date made. We undertake no obligation to publicly update or revise forward-looking statements whether because of new information, future events or otherwise, except as required by securities and other applicable law.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in or contemplated by this report. Any forward-looking statements should be considered in light of the risks set forth in "Part II. Item 1A. Risk Factors."

PART I – FINANCIAL INFORMATION

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

(In millions, except par value)	June 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents(a)	$109	$156
Accounts receivable (net of allowance for doubtful accounts of $4, each)(a)	445	363
Accounts receivable from affiliates	28	8
Inventories(a)	551	478
Prepaid expenses	20	23
Other current assets	67	61
Total current assets	1,220	1,089
Property, plant and equipment, net(a)	767	848
Operating lease right-of-use assets, net(a)	26	30
Intangible assets, net(a)	4	11
Investment in unconsolidated affiliates	107	101
Deferred income taxes	65	77
Other noncurrent assets	198	208
Total assets	$2,387	$2,364
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable(a)	$401	$360
Accounts payable to affiliates	23	17
Accrued liabilities(a)	120	125
Current operating lease liability	5	6
Current portion of debt(a)	5	5
Total current liabilities	554	513
Long-term debt	948	949
Operating lease liability	24	28
Other noncurrent liabilities	263	285
Noncurrent payable to affiliates	21	21
Total liabilities	1,810	1,796
Commitments and contingencies (Notes 11 and 12)
Equity
Ordinary shares $0.001 par value, 200 shares authorized, each, 107 issued and outstanding, each	—	—
Additional paid-in capital	1,340	1,337
Accumulated deficit	(370)	(460)
Accumulated other comprehensive loss	(398)	(314)
Total Venator Materials PLC shareholders' equity	572	563
Noncontrolling interest in subsidiaries	5	5
Total equity	577	568
Total liabilities and equity	$2,387	$2,364

(a) At June 30, 2022 and December 31, 2021, the following amounts from consolidated variable interest entities are included in the respective balance sheet captions above: $5 and $4 of cash and cash equivalents; $10 and $7 of accounts receivable, net; $3 and $2 of inventories; $3 each of property, plant and equipment, net; $4 and $5 of intangible assets, net; $4 and $3 of accounts payable; $1 and $3 of accrued liabilities. See "Note 5. Variable Interest Entities."

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(Dollars in millions, except per share amounts)	2022	2021	2022	2021
Trade sales, services and fees, net	$642	$567	$1,301	$1,120
Cost of goods sold	573	518	1,169	1,018
Operating expenses:
Selling, general and administrative	37	40	76	79
Restructuring, impairment, and plant closing and transition costs	5	11	16	25
Other operating (income) expense, net	(7)	3	(4)	8
Total operating expenses	35	54	88	112
Operating income (loss)	34	(5)	44	(10)
Interest expense	(17)	(17)	(35)	(35)
Interest income	4	3	7	6
Other income, net	88	2	91	7
Income (loss) before income taxes	109	(17)	107	(32)
Income tax expense	(14)	(5)	(14)	(10)
Net income (loss)	95	(22)	93	(42)
Net income attributable to noncontrolling interests	(2)	(1)	(3)	(2)
Net income (loss) attributable to Venator	$93	$(23)	$90	$(44)

Per Share Data:
Income (loss) attributable to Venator Materials PLC ordinary shareholders, basic	$0.86	$(0.21)	$0.83	$(0.41)
Income (loss) attributable to Venator Materials PLC ordinary shareholders, diluted	$0.86	$(0.21)	$0.83	$(0.41)

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(Dollars in millions)	2022	2021	2022	2021
Net income (loss)	$95	$(22)	$93	$(42)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(67)	10	(90)	(7)
Pension and other postretirement benefits adjustments	1	4	2	8
Hedging instruments	2	(2)	2	4
Adjustments to equity method investments	—	—	2	—
Total other comprehensive (loss) income, net of tax	(64)	12	(84)	5
Comprehensive income (loss)	31	(10)	9	(37)
Comprehensive income attributable to noncontrolling interest	(2)	(1)	(3)	(2)
Comprehensive income (loss) attributable to Venator	$29	$(11)	$6	$(39)

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited)

	Total Venator Materials PLC Equity
	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interest in Subsidiaries	Total
(In millions)	Shares	Amount
Balance, January 1, 2022	107	$—	$1,337	$(460)	$(314)	$5	$568
Net loss	—	—	—	(3)	—	1	(2)
Other comprehensive loss, net of tax	—	—	—	—	(20)	—	(20)
Dividends paid to noncontrolling interests	—	—	—	—	—	(1)	(1)
Activity related to stock plans	—	—	1	—	—	—	1
Balance, March 31, 2022	107	$—	$1,338	$(463)	$(334)	$5	$546
Net income	—	—	—	93	—	2	95
Other comprehensive loss, net of tax	—	—	—	—	(64)	—	(64)
Dividends paid to noncontrolling interests	—	—	—	—	—	(2)	(2)
Activity related to stock plans	—	—	2	—	—	—	2
Balance, June 30, 2022	107	$—	$1,340	$(370)	$(398)	$5	$577

	Total Venator Materials PLC Equity
	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interest in Subsidiaries	Total
(In millions)	Shares	Amount
Balance, January 1, 2021	107	$—	$1,330	$(383)	$(329)	$6	$624
Net loss	—	—	—	(21)	—	1	(20)
Other comprehensive loss, net of tax	—	—	—	—	(7)	—	(7)
Dividends paid to noncontrolling interests	—	—	—	—	—	(1)	(1)
Activity related to stock plans	—	—	1	—	—	—	1
Balance, March 31, 2021	107	$—	$1,331	$(404)	$(336)	$6	$597
Net loss	—	—	—	(23)	—	1	(22)
Other comprehensive income, net of tax	—	—	—	—	12	—	12
Dividends paid to noncontrolling interests	—	—	—	—	—	(1)	(1)
Activity related to stock plans	—	—	2	—	—	—	2
Balance, June 30, 2021	107	$—	$1,333	$(427)	$(324)	$6	$588

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six months ended June 30,
(Dollars in millions)	2022	2021
Operating Activities:
Net income (loss)	$93	$(42)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	57	60
Deferred income taxes	7	3
Noncash restructuring and impairment charges	2	5
Noncash legal settlement	(10)	—
Noncash (gain) loss on foreign currency transactions	(6)	4
Noncash loss on disposal of businesses/assets, net	—	1
Other, net	3	5
Changes in operating assets and liabilities:
Accounts receivable	(123)	(81)
Inventories	(104)	13
Prepaid expenses	2	9
Other current assets	(7)	—
Other noncurrent assets	(4)	(30)
Accounts payable	86	45
Accrued liabilities	(4)	(2)
Other noncurrent liabilities	(5)	5
Net cash used in operating activities	(13)	(5)
Investing Activities:
Capital expenditures	(32)	(27)
Cash received from unconsolidated affiliates	26	16
Investment in unconsolidated affiliates	(30)	(16)
Proceeds from sale of business/assets	—	6
Net cash used in investing activities	(36)	(21)
Financing Activities:
Net proceeds (repayments) on short-term debt	3	(2)
Repayment of third-party debt	(3)	(2)
Proceeds from the termination of cross currency swap contracts	8	—
Dividends paid to noncontrolling interests	(3)	(3)
Other financing activities	—	(4)
Net cash provided by (used in) financing activities	5	(11)
Effect of exchange rate changes on cash	(3)	(1)
Net change in cash and cash equivalents	(47)	(38)
Cash and cash equivalents at beginning of period	156	220
Cash and cash equivalents at end of period	$109	$182

Supplemental cash flow information:
Cash paid for interest excluding hedging activity	$30	$31
Cash paid for income taxes	4	4
Supplemental disclosure of noncash activities:
Capital expenditures included in accounts payable as of June 30, 2022 and 2021, respectively.	$7	$20

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business, Basis of Presentation, and Recent Developments

Description of Business

Venator became an independent publicly traded company following our IPO and separation from Huntsman Corporation in August 2017. Venator operates in two segments: Titanium Dioxide and Performance Additives. The Titanium Dioxide segment primarily manufactures and sells TiO2, and operates seven TiO2 manufacturing facilities across the globe. The Performance Additives segment manufactures and sells functional additives, color pigments, and timber treatment chemicals. This segment operates 13 manufacturing and processing facilities globally.

Basis of Presentation

Our unaudited condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP" or "U.S. GAAP") and in management’s opinion reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results of operations, comprehensive income (loss), financial condition and cash flows for the periods presented. Results for interim periods are not necessarily indicative of those to be expected for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes to consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2021 for our Company.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the notes to the unaudited condensed consolidated financial statements, all dollar and share amounts in tabulations, except per share amounts, are in millions unless otherwise indicated.

COVID-19 and Global Economic Conditions

Beginning in 2020, our business and operating results have been impacted by the COVID-19 pandemic. The measures implemented by governmental authorities around the world to contain the virus, including travel bans and restrictions, limits on gatherings, quarantines, shelter-in-place orders and business shutdowns, drove a decrease in demand for many of our products during 2020 which continued through the first half of 2021. While all of our businesses have subsequently returned to pre-pandemic levels of demand, we continue to experience impacts on supply chains, particularly in the APAC region, where new lockdowns have recently been implemented. We have also experienced increases in costs of energy, raw materials and shipping across our businesses, partly as a result of these supply chain impacts and other global inflationary factors. We expect supply chain challenges and cost inflation to continue in the near term and we continue to proactively manage our supplier network by maintaining close contact with existing suppliers and seeking alternative supply arrangements. The duration and extent to which continued impacts from the COVID-19 pandemic, including supply chain issues and the current inflationary environment, will impact our businesses and financial results in future periods remains uncertain and will depend on a variety of other factors beyond our control. Any potential resurgence of COVID-19, including from new or existing variants, and the responses of governments to such resurgences could significantly impact demand, supply chains, and the broader global economy.

Note 2. Recently Issued Accounting Pronouncements

Accounting Pronouncements Pending Adoption in Future Periods

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848). The amendments in this ASU temporarily simplify the accounting for contract modifications, including hedging relationships, due to the transition from London Interbank Offering Rate ("LIBOR") and other interbank offered rates to alternative reference interest rates. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope, which provided clarifying guidance to ASU 2020-04. Under ASU No. 2021-01, entities can elect not to remeasure contracts at the modification date or reassess a previous accounting determination if certain conditions are met. These ASUs were effective upon issuance and generally can be applied to applicable contract modifications through December 31, 2022. Currently our Term Loan Facility references LIBOR-based rates. Our credit facilities either contain, or will contain, provisions specifying alternative interest rate calculations to be employed when LIBOR ceases to be available as a benchmark. We do not expect a significant impact to our operating results, financial position or cash flows from the transition from LIBOR to alternative reference interest rates, but we will continue to monitor the impact of this transition until it is completed.

Note 3. Revenue

We generate substantially all of our revenues through sales of inventory in the open market and via long-term supply agreements. At contract inception, we assess the goods promised in our contracts and identify a performance obligation for each promise to transfer to the customer a distinct good. In substantially all cases, a contract has a single performance obligation to deliver a promised good to the customer. Revenue is recognized when the performance obligations under the terms of our contracts are satisfied. Generally, this occurs at the time of shipping, at which point the control of the goods transfers to the customer. Further, in determining whether control has transferred, we consider if there is a present right to payment and legal title, along with risks and rewards of ownership having transferred to the customer. Revenue is measured as the amount of consideration we expect to receive in exchange for transferred goods. Sales, value added, and other taxes we collect concurrent with revenue-producing activities are excluded from revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. We have elected to account for all shipping and handling activities as fulfillment costs. We recognize these costs for shipping and handling when control over products have transferred to the customer as an expense in cost of goods sold. We have also elected to expense commissions when incurred as the amortization period of the commission asset that we would have otherwise recognized is less than one year.

The following table disaggregates our revenues by major geographical region for the three and six months ended June 30, 2022 and 2021:

	Three months ended June 30, 2022			Six months ended June 30, 2022
	Titanium Dioxide	Performance Additives	Total	Titanium Dioxide	Performance Additives	Total
Europe	$236	$52	$288	$500	$109	$609
North America	105	76	181	201	141	342
Asia	98	24	122	200	46	246
Other	47	4	51	95	9	104
Total Revenues	$486	$156	$642	$996	$305	$1,301

	For the Three Months Ended June 30, 2021			For the Six Months Ended June 30, 2021
	Titanium Dioxide	Performance Additives	Total	Titanium Dioxide	Performance Additives	Total
Europe	$216	$61	$277	$430	$115	$545
North America	81	63	144	155	120	275
Asia	81	24	105	164	47	211
Other	37	4	41	80	9	89
Total Revenues	$415	$152	$567	$829	$291	$1,120
The following table disaggregates our revenues by major product line for the three and six months ended June 30, 2022 and 2021:

	Three months ended June 30, 2022			For the Six Months Ended June 30, 2022
	Titanium Dioxide	Performance Additives	Total	Titanium Dioxide	Performance Additives	Total
TiO2	$486	$—	$486	$996	$—	$996
Color Pigments	—	86	86	—	165	165
Functional Additives	—	35	35	—	73	73
Timber Treatment	—	35	35	—	67	67
Total Revenues	$486	$156	$642	$996	$305	$1,301

	For the Three Months Ended June 30, 2021			For the Six Months Ended June 30, 2021
	Titanium Dioxide	Performance Additives	Total	-	Performance Additives	Total
TiO2	$415	$—	$415	$829	$—	$829
Color Pigments	—	81	81	—	148	148
Functional Additives	—	35	35	—	71	71
Timber Treatment	—	32	32	—	63	63
Water Treatment [1]	—	4	4	—	9	9
Total Revenues	$415	$152	$567	$829	$291	$1,120
1 Water treatment business was sold in May 2021.

The amount of consideration we receive and revenue we recognize is based upon the terms stated in the sales contract, which may contain variable consideration such as discounts or rebates. We also give our customers a limited right to return products that have been damaged, do not satisfy their specifications, or for other specific reasons. Payment terms on product sales to our customers typically range from 30 days to 90 days. Although certain exceptions exist where standard payment terms are exceeded, these instances are infrequent and do not exceed one year. Discounts are allowed for some customers for early payment or if certain volume commitments are met. As our standard payment terms are less than one year, we have elected to not assess whether a contract has a significant financing component. In order to estimate the applicable variable consideration at the time of revenue recognition, we use historical and current trend information to estimate the amount of discounts, rebates, or returns to which customers are likely to be entitled. Historically, actual discount or rebate adjustments relative to those estimated and accrued at the point of which revenue is recognized have not materially differed.

Note 4. Inventories

Inventories are stated at the lower of cost or market, with cost determined using first-in, first-out and average cost methods for different components of inventory. Inventories at June 30, 2022 and December 31, 2021 consisted of the following:

	June 30, 2022	December 31, 2021
Raw materials and supplies	$230	$185
Work in process	55	51
Finished goods	266	242
Total	$551	$478

Note 5. Variable Interest Entities

We evaluate our investments and transactions to identify variable interest entities for which we are the primary beneficiary. We hold a variable interest in the following joint ventures for which we are the primary beneficiary:

•Pacific Iron Products Sdn Bhd is our 50%-owned joint venture with Coogee Chemicals that manufactures products for Venator. It was determined that the activities that most significantly impact its economic performance are raw material supply, manufacturing and sales. In this joint venture we supply all the raw materials through a fixed cost supply contract, operate the manufacturing facility and market the products of the joint venture to customers. Through a fixed price raw materials supply contract with the joint venture we are exposed to the risk related to the fluctuation of raw material pricing. As a result, we concluded that we are the primary beneficiary.

•Viance, LLC ("Viance") is our 50%-owned joint venture with Lanxess. Viance markets timber treatment products for Venator. We have determined that the activity that most significantly impacts Viance’s economic performance is manufacturing. The joint venture sources all of its products through a contract manufacturing arrangement at our Harrisburg, North Carolina facility and we bear a disproportionate amount of working capital risk of loss due to the supply arrangement whereby we control manufacturing on Viance’s behalf. As a result, we concluded that we are the primary beneficiary.

Creditors of these entities have no recourse to Venator’s general credit. As the primary beneficiary of these variable interest entities at June 30, 2022, the joint ventures’ assets, liabilities and results of operations are included in Venator’s unaudited condensed consolidated financial statements.

The revenues, income before income taxes and net cash provided by operating activities for our variable interest entities for the three and six months ended June 30, 2022 and 2021 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenues	$29	$24	$55	$49
Income before income taxes	3	2	6	4
Net cash provided by operating activities	3	4	7	8

Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs

Venator has initiated various restructuring programs in an effort to reduce operating costs and maximize operating efficiency.

Restructuring Activities

Company-wide Restructuring

In December 2020, we implemented a plan to decommission certain existing equipment in a section of our Duisburg, Germany titanium dioxide manufacturing site. As part of the program, we recorded a restructuring expense of nil for the three and six months ended June 30, 2022. We recorded a restructuring expense of $4 million and $15 million for the three and six months ended June 30, 2021, all of which was related to employee benefits. We expect to incur additional cash charges of approximately $4 million through the end of 2023, all of which relates to employee costs. We expect $3 million of these future costs will relate to the Titanium Dioxide segment and $1 million will relate to the Performance Additives segment.

Titanium Dioxide Segment

In March 2017, we implemented a plan to close the white-end finishing and packaging operation of our titanium dioxide manufacturing facility at our Calais, France site. The announced plan followed the 2015 closure of the black-end manufacturing operations and resulted in the closure of the entire facility. As part of the program, we recorded restructuring and plant closure expense of $1 million and $2 million for the three and six months ended June 30, 2022, and $6 million and $7 million for the for the three and six months ended June 30, 2021, all of which related to plant shutdown costs. We expect to incur additional cash plant shutdown costs for our Calais, France facility of approximately $8 million through 2024.

In September 2018, we implemented a plan to close our Pori, Finland titanium dioxide manufacturing facility. We recorded $3 million of restructuring and plant closing costs for the three months ended June 30, 2022, all of which was restructuring expense related to cash plant shutdown costs. We recorded $12 million of restructuring and plant closing costs for the six months ended June 30, 2022, of which approximately $8 million was restructuring expense related to the plan and $4 million was non-restructuring plant shutdown expenses. Restructuring expense for the six months ended June 30, 2022 was comprised of $6 million related to cash plant shutdown costs and $2 million related to accelerated depreciation.

We recorded restructuring expense related to our Pori, Finland manufacturing facility of $1 million for the three months ended June 30, 2021, related to cash plant shutdown costs. We recorded cash restructuring expense of $3 million for the six months ended June 30, 2021, of which $1 million related to other employee costs and $2 million related to plant shutdown costs.

We expect to incur additional charges related to our Pori facility of approximately $31 million through the end of 2024, of which $1 million relates to accelerated depreciation, $26 million relates to plant shut down costs, $2 million relates to other employee costs and $2 million relates to the write off of other assets. Future charges consist of $3 million of noncash costs and $28 million of cash costs.

Performance Additives Segment

In May 2021, we completed the sale of our water treatment business for approximately $6 million in cash. We recorded a loss on disposal of $2 million which is included in Other income in our unaudited condensed consolidated statements of operations.

Accrued Restructuring Costs

As of June 30, 2022 and December 31, 2021, current and non-current accrued restructuring costs by type of cost and year of initiative consisted of the following:

	Workforce reductions(1)	Other restructuring costs	Total(2)
Accrued restructuring costs as of December 31, 2021	$22	$—	$22
2022 charges for 2018 and prior initiatives	1	7	8
2022 charges for 2019 initiatives	2	—	2
2022 payments for 2018 and prior initiatives	(1)	(7)	(8)
2022 payments for 2019 initiatives	(1)	—	(1)
2022 payments for 2020 initiatives	(11)	—	(11)
Foreign currency effect on liability balance	(1)	—	(1)
Accrued restructuring costs as of June 30, 2022	$11	$—	$11

(1)The total workforce reduction reserves of $11 million relate to the termination of 99 positions, of which 37 positions have been terminated but require future payment as of June 30, 2022.
(2)Accrued liabilities remaining at June 30, 2022 and December 31, 2021 by year of initiatives were as follows:

	June 30, 2022	December 31, 2021
2018 initiatives and prior	$7	$8
2019 initiatives	1	—
2020 initiatives	3	14
Total	$11	$22

Details with respect to our reserves for restructuring are provided below by segment and initiative:

	Titanium Dioxide	Performance Additives	Total
Accrued restructuring costs as of December 31, 2021	$21	$1	$22
2022 charges for 2018 and prior initiatives	8	—	8
2022 charges for 2019 initiatives	1	1	2
2022 payments for 2018 and prior initiatives	(8)	—	(8)
2022 payments for 2019 initiatives	—	(1)	(1)
2022 payments for 2020 initiatives	(11)	—	(11)
Foreign currency effect on liability balance	(1)	—	(1)
Accrued restructuring costs as of June 30, 2022	$10	$1	$11
Current portion of restructuring reserves	$6	$1	$7
Long-term portion of restructuring reserves	$4	$—	$4

Restructuring, Impairment and Plant Closing and Transition Costs

Details with respect to restructuring, impairment and plant closing and transition costs for the three and six months ended June 30, 2022 and 2021 are provided below:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Cash restructuring charges	$5	$6	$10	$20
Accelerated depreciation	—	—	2	—
Other plant closure costs	—	5	4	5
Total Restructuring, Impairment and Plant Closing and Transition Costs	$5	$11	$16	$25

Note 7. Debt

Outstanding debt, excluding finance leases and remaining unamortized discount and issuance costs of $12 million and $14 million as of June 30, 2022 and December 31, 2021, respectively, consisted of the following:

	June 30, 2022	December 31, 2021
Term Loan Facility due August 2024	$355	$356
Senior Secured Notes due July 2025	218	217
Senior Unsecured Notes due July 2025	373	372
Other	—	1
Total debt	946	946
Less: short-term debt and current portion of long-term debt	4	4
Long-term debt	$942	$942

The estimated fair value of the Term Loan Facility was $341 million and $359 million as of June 30, 2022 and December 31, 2021, respectively. The estimated fair value of the Senior Secured Notes was $225 million and $247 million as of June 30, 2022 and December 31, 2021, respectively. The estimated fair value of the Senior Unsecured Notes was $292 million and $362 million as of June 30, 2022 and December 31, 2021, respectively. The estimated fair values of the Term Loan Facility, Senior Secured Notes and Senior Unsecured Notes are based upon quoted market prices (Level 1).

The aggregate principal outstanding under our ABL Facility was nil as of June 30, 2022 and December 31, 2021, each.

Senior Credit Facilities

Our Senior Credit Facilities provide for first lien senior secured financing of up to $705 million, consisting of:

•the Term Loan Facility in an aggregate principal amount of $375 million, with a maturity date of August 2024; and
•the ABL Facility in an aggregate principal amount of up to $330 million, with a maturity of October 15, 2026, or if earlier, 91 days prior to maturity of any indebtedness in an amount in excess of $75 million.

The Term Loan Facility amortizes in aggregate annual amounts equal to 1% of the original principal amount of the Term Loan Facility and is paid quarterly.

Availability to borrow under the ABL Facility is subject to a borrowing base calculation comprising both accounts receivable and inventory in the U.S., Canada, the U.K. and Germany and only accounts receivable in France and Spain. Thus, the base calculation may fluctuate from time to time and may be further impacted by the lenders’ discretionary ability to impose reserves and availability blocks that might otherwise incrementally increase or decrease borrowing availability. The borrowing base calculation as of June 30, 2022 is approximately $278 million, of which $232 million is available to be drawn as a result of approximately $46 million of letters of credit issued and outstanding as well as a portion of the borrowing base reserved for $45 million of letters of credit available to be issued by one of our lenders, of which approximately $40 million has been utilized at June 30, 2022.

Borrowings under the Term Loan Facility bear interest at a rate equal to, at Venator’s option, either (a) a LIBOR based rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs subject to an interest rate floor to be agreed or (b) a base rate determined by reference to the highest of (i) the rate of interest per annum determined from time to time by JPMorgan Chase Bank, N.A. as its prime rate in effect at its principal office in New York City, (ii) the federal funds rate plus 0.50% per annum and (iii) the one-month adjusted LIBOR plus 1.00% per annum, in each case plus an applicable margin to be agreed upon. Borrowings under the ABL Facility bear interest at a variable rate equal to an applicable margin based on the applicable quarterly average excess availability under the ABL Facility plus either a LIBOR or a base rate. The applicable margin percentage is calculated and established once every three calendar months and varies from 150 to 200 basis points for LIBOR loans depending on the quarterly average excess availability under the ABL Facility for the immediately preceding three-month period. The Senior Credit Facilities contain covenants that are usual and customary for facilities of this type, including events of default and financial, affirmative and negative covenants. In addition, the ABL Facility contains a springing financial covenant that requires the Company and its restricted subsidiaries to maintain a consolidated fixed charge coverage ratio of at least 1:1 for certain periods of time, if borrowing availability is less than a specified threshold. The Senior Credit Facilities contain customary change of control provisions, the breach of which entitle the lenders to take various actions, including the acceleration of amounts due under the facility.

Senior Secured Notes

On May 22, 2020, we completed an offering of $225 million in aggregate principal amount of senior secured notes (the "Senior Secured Notes") due on July 1, 2025 at 98% of their face value. The Senior Secured Notes are obligations of our wholly owned subsidiaries, Venator Finance S.à r.l. and Venator Materials LLC (the "Issuers") and bear interest of 9.5% per year payable semi-annually in arrears. The Senior Secured Notes are guaranteed on a senior secured basis by Venator and each of Venator's restricted subsidiaries (other than the Issuers and certain other excluded subsidiaries) that is a guarantor under Venator's Term Loan Facility and ABL Facility. The Senior Secured Notes are secured on a first-priority basis by liens on all of the assets that secure the Term Loan Facility on a first-priority basis and are secured on a second-priority basis in all inventory, accounts receivable, deposit accounts, securities accounts, certain related assets and other current assets that secure the ABL Facility on a first-priority basis and the Term Loan Facility on a second-priority basis, in each case, other than certain excluded assets. The Senior Secured Notes contain covenants that are usual and customary for facilities of this type, including events of default and financial, affirmative and negative covenants. Upon the occurrence of certain change of control events, holders of the Venator Senior Secured Notes will have the right to require that the Issuers purchase all or a portion of such holder’s Senior Secured Notes in cash at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase.

Senior Unsecured Notes

Our Senior Unsecured Notes are general unsecured senior obligations of the Issuers and are guaranteed on a general unsecured senior basis by Venator and certain of Venator’s subsidiaries. The indenture related to the Senior Unsecured Notes imposes certain limitations on the ability of Venator and certain of its subsidiaries to, among other things, incur additional indebtedness secured by any principal properties, incur indebtedness of non-guarantor subsidiaries, enter into certain sale and leaseback transactions with respect to any principal properties and consolidate or merge with or into any other person or lease, or sell or transfer all or substantially all of its properties and assets. The Senior Unsecured Notes bear interest of 5.75% per year payable semi-annually and will mature on July 15, 2025. The Senior Unsecured Notes will be redeemable in whole or in part at any time at the redemption prices set forth in the indenture, plus accrued and unpaid interest, if any, up to, but not including, the redemption date. Upon the occurrence of certain change of control events (other than the separation), holders of the Venator Senior Unsecured Notes will have the right to require that the Issuers purchase all or a portion of such holder’s Senior Unsecured Notes in cash at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase.

Guarantees

All obligations under the Senior Credit Facilities are guaranteed by Venator and substantially all of our subsidiaries (the "Guarantors"), and are secured by substantially all of the assets of Venator and the Guarantors, in each case subject to certain exceptions. Lien priority as between the Term Loan Facility and the ABL Facility with respect to the collateral will be governed by an intercreditor agreement.

Letters of Credit
As of June 30, 2022 we had $93 million of issued and outstanding letters of credit and bank guarantees to third parties. Of this amount, $10 million were issued by various banks on an unsecured basis with the remaining $83 million issued from our secured ABL Facility.

Note 8. Derivative Instruments and Hedging Activities

To reduce cash flow volatility from foreign currency fluctuations, we enter into forward and swap contracts to hedge portions of cash flows of certain foreign currency transactions. We do not use derivative financial instruments for trading or speculative purposes.

Cross-Currency Swaps

In August 2019, we entered into three cross-currency interest rate swaps which notionally exchanged $200 million at a fixed rate of 5.75% for €181 million on which a weighted average rate of 3.73% was payable. The cross-currency swaps were designated as cash flow hedges of a fixed rate U.S. Dollar intercompany loan and the economic effect was to eliminate uncertainty on the U.S. Dollar cash flows.

In May 2022, we terminated the three cross-currency interest rate swaps entered into in 2019, resulting in cash proceeds of $8 million. Concurrently, we entered into three new cross-currency interest rate swaps which notionally exchanged $200 million at a fixed rate of 5.75% for €188 million on which a weighted average rate of 4.11% is payable. The cross-currency swaps have been designated as fair value hedges of a fixed rate U.S. Dollar intercompany loan. The cross-currency swaps are set to mature in July 2025, which is the best estimate of the repayment date on the intercompany loan.

We formally assessed the hedging relationship at the inception of the fair value hedge in order to determine whether the derivatives that are used in the hedging transactions are highly effective in offsetting changes in fair value attributable to the hedged item and we will continue to assess the relationship on an ongoing basis. We use the spot method to measure effectiveness of our cross-currency swap agreement, comparing the quarterly change in the spot exchange rates on the USD notional amount underlying the cross-currency swap designated hereunder and the quarterly change in spot exchange rates on the USD debt. Fair value changes attributable to the change in spot foreign currency rates are recognized in foreign exchange gain (loss), and reported in Other operating expense (income) in our condensed consolidated statement of operations, along with the offsetting gains and losses of the related hedged item. We have elected to exclude the forward interest rate differential from the assessment of hedge effectiveness in the fair value hedge and account for it as an excluded component. The changes in fair value of the excluded component of the cross-currency swap is recorded in Other comprehensive income (loss).

The fair value of these hedges were assets of $2 million and liabilities of $1 million at June 30, 2022 and December 31, 2021, and are recorded as other noncurrent assets and other noncurrent liabilities on our unaudited condensed consolidated balance sheets, respectively. We estimate the fair values of our cross-currency swaps by taking into consideration valuations obtained from a third-party valuation service that utilizes an income-based industry standard valuation model for which all significant inputs are observable either directly or indirectly. These inputs include foreign currency exchange rates, credit default swap rates and cross-currency basis swap spreads. The cross-currency swap has been classified as Level 2 because the fair value is based upon observable market-based inputs or unobservable inputs that are corroborated by market data.

For the six months ended June 30, 2022 and 2021, the change in accumulated other comprehensive loss associated with hedging activities was a gain of $2 million and $4 million, respectively. As of June 30, 2022, accumulated other comprehensive loss of nil is expected to be reclassified to earnings during the next twelve months. The actual amount that will be reclassified to earnings over the next twelve months may vary from this amount due to changing market conditions.
We would be exposed to credit losses in the event of nonperformance by a counterparty to our derivative financial instruments. We continually monitor our position and the credit rating of our counterparties, and we do not anticipate nonperformance by the counterparties.

Forward Currency Contracts Not Designated as Hedges

We transact business in various foreign currencies and we enter into currency forward contracts to offset the risks associated with foreign currency exposure. At June 30, 2022 and December 31, 2021, we had $87 million and $68 million, respectively, notional amount (in U.S. Dollar equivalents) outstanding in foreign currency contracts with a term of approximately one month. The contracts are valued using observable market rates (Level 2).

Note 9. Income Taxes

Venator uses the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We evaluate deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances are reviewed on a tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets for each jurisdiction. These conclusions require significant judgment. In evaluating the objective evidence that historical results provide, we consider the cyclicality of Venator and cumulative income or losses during the applicable period. Cumulative losses incurred over the period limits our ability to consider other subjective evidence such as our projections for the future. Changes in expected future income in applicable tax jurisdictions could affect the realization of deferred tax assets in those jurisdictions.

We recorded income tax expense of $14 million and $5 million for the three months ended June 30, 2022 and 2021, respectively and $14 million and $10 million for the six months ended June 30, 2022 and 2021, respectively. Our tax expense is significantly affected by the mix of income and losses in tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions.

For U.S. federal income tax purposes Huntsman recognized a gain as a result of the IPO and the separation to the extent the fair market value of the assets associated with our U.S. businesses exceeded the basis of such assets for

U.S. federal income tax purposes at the time of the separation. As a result of such gain recognized, the basis of the assets associated with our U.S. businesses was increased.

Pursuant to the tax matters agreement entered into at the time of the separation, we are required to make a future payment to Huntsman for any actual U.S. federal income tax savings we recognize as a result of any such basis increase for tax years through December 31, 2028. For the year ended December 31, 2019, we estimated that the aggregate future payments required by this provision were expected to be approximately $30 million and we recognized a noncurrent liability for this amount as of December 31, 2019. Due to a decrease in the expectation of future payments as a result of the Internal Revenue Code Section 382 change of control limitation, resulting from SK Capital's acquisition of Venator shares during 2020, our total liability as of June 30, 2022 and December 31, 2021 was $21 million. Any subsequent adjustment asserted by U.S. taxing authorities could change the amount of gain recognized with a corresponding basis and liability adjustment for us under the tax matters agreement.

Note 10. Earnings Per Share

Basic earnings per share excludes dilution and is computed by dividing net income attributable to Venator ordinary shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share reflects all potential dilutive ordinary shares outstanding during the period and is computed by dividing net income available to Venator ordinary shareholders by the weighted average number of shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

Basic and diluted earnings per share are determined using the following information:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Numerator:
Basic and diluted loss from continuing operations:
Net income (loss) attributable to Venator Materials PLC ordinary shareholders	$93	$(23)	$90	$(44)
Denominator:
Weighted average shares outstanding	107.9	107.3	107.8	107.2
Potential dilutive impact of share-based awards(1)	—	0.8	—	0.5

(1) The potentially dilutive impact of share-based awards was excluded from the calculation of net income (loss) per share for the three and six months ended June 30, 2021 because there is an anti-dilutive effect as we are in net loss positions.

For the three and six months ended June 30, 2022, the number of anti-dilutive employee share-based awards excluded from the computation of diluted earnings per share was 6 million. For the three and six months ended June 30, 2021, the number of anti-dilutive employee share-based awards excluded from the computation of dilutive earnings per share was 1 million.

Note 11. Commitments and Contingencies

Legal Proceedings
Overview
We accrue liabilities related to legal matters when they are either known or considered probable and can be reasonably estimated. Legal matters are inherently unpredictable and subject to significant uncertainties, and significant judgment is required to determine both probability and the estimated amount. Some of these uncertainties include the stage of litigation, available facts, uncertainty as to the outcome of any legal proceedings or settlement discussions, and any novel legal issues presented.

In addition to the matters discussed below, we are a party to various other proceedings instituted by private plaintiffs, governmental authorities and others arising under provisions of applicable laws, including various environmental, products liability and other laws. Except as otherwise disclosed in these unaudited condensed consolidated financial statements, we do not believe that the outcome of any of these matters will have a material effect on our financial statements.
Shareholder Litigation
On February 8, 2019 we, certain of our executive officers, Huntsman and certain banks who acted as underwriters in connection with our IPO and secondary offering were named as defendants in a proposed class action civil suit filed in the District Court for the State of Texas, Dallas County (the "Dallas District Court"), by an alleged purchaser of our ordinary shares in connection with our IPO on August 3, 2017 and our secondary offering on November 30, 2017. The plaintiff, Macomb County Employees’ Retirement System, alleged that inaccurate and misleading statements were made regarding the impact to our operations, and prospects for restoration thereof, resulting from the fire that occurred at our Pori, Finland manufacturing facility, among other allegations. Additional complaints making substantially the same allegations were filed in the Dallas District Court by the Firemen's Retirement System of St. Louis on March 4, 2019 and by Oscar Gonzalez on March 13, 2019, with the third case naming two of our directors as additional defendants. The cases filed in the Dallas District Court were consolidated into a single action, In re: Venator Materials PLC Securities Litigation. In the first quarter of 2022, Venator, Huntsman and other defendants settled these state court cases with the plaintiffs for an amount not material to Venator’s financial statements.
An additional case was filed on July 31, 2019, in the U.S. District Court for the Southern District of New York by the City of Miami General Employees' & Sanitation Employees' Retirement Trust, making substantially the same allegations, adding claims under sections 10(b) and 20(a) of the Exchange Act, and naming all of our directors as additional defendants. A case also was filed in the U.S. District Court for the Southern District of Texas by the Cambria County Employees Retirement System on September 13, 2019, making substantially the same allegations as those made by the plaintiff in the case pending in the Southern District of New York. On October 29, 2019, the U.S. District Court for the Southern District of New York entered an order transferring the case brought by the city of Miami General Employees' & Sanitation Employees' Retirement Trust to the U.S. District Court for the Southern District of Texas, where it was consolidated into a single action with the case brought by the Cambria County Employees' Retirement Trust and is now known as In re: Venator Materials PLC Securities Litigation. On January 17, 2020, plaintiffs in the consolidated federal action filed a consolidated class action complaint. On February 18, 2020, all defendants joined in a motion to dismiss the consolidated complaint, which plaintiffs opposed, and for which oral argument was heard on May 14, 2020. On July 7, 2021, the court issued a decision granting in part and denying in part defendants’ motion to dismiss the consolidated complaint for failure to state a claim under Federal Rule of Civil Procedure 12(b)(6). The court’s decision also indicated plaintiffs may seek leave to replead those claims that were dismissed by August 9, 2021, certain of which claims plaintiffs did replead. The Company has entered into definitive documentation with the plaintiffs to settle this matter, which has been preliminarily approved by the court and regarding which notices have now been sent to relevant shareholders. The settlement remains subject to final court approval. All of the Company’s payment obligations under the proposed settlement as currently structured will be covered by insurance, except for an amount not material to Venator's financial statements which was made during the second quarter of 2022.
Tronox Litigation
On April 26, 2019, we acquired intangible assets related to the European paper laminates product line from Tronox. A separate agreement with Tronox entered into on July 14, 2018 requires that Tronox promptly pay us a “break fee” of $75 million upon the consummation of Tronox’s merger with The National Titanium Dioxide Company Limited (“Cristal”) once the sale of the European paper laminates business to us was consummated, if the sale of Cristal’s Ashtabula manufacturing complex to us was not completed.
On May 14, 2019, we commenced a lawsuit in the Delaware Superior Court against Tronox arising from Tronox's breach of its obligation to pay the break fee. We sought a judgment for $75 million, plus pre- and post-judgment interest, and reasonable attorneys' fees and costs. On April 6, 2022, the Superior Court granted judgment as a matter of law in Venator’s favor for $75 million plus interest, and rejected Tronox’s counterclaim for damages. On April 18, 2022, we and Tronox entered into a settlement agreement and release pursuant to which each party agreed to settle and release its claims against the other party in the Delaware Superior Court and pursuant to which Tronox agreed to pay

Venator $85 million, which payment was made on April 25, 2022, and recorded to Other income, net in our unaudited condensed consolidated statement of operations.
Neste Engineering Services Matter
We were party to an arbitration proceeding initiated by Neste Engineering Services Oy (“NES”) on December 19, 2018 for payment of invoices allegedly due of approximately $16 million at June 30, 2022, in connection with the delivery of services by NES to the Company in respect of the Pori site rebuild project. A settlement agreement regarding all claims and the counterclaim in the arbitration, without admission of liability by either party, was reached on July 3, 2022, pursuant to which NES’s outstanding invoices allegedly due, for which we previously accrued, are deemed to have been discharged in full and NES was required to make a payment to Venator of approximately $13 million in connection with Venator’s counterclaim. Payment was received on July 14, 2022. We recognized $10 million of income in Other operating (income) expense on our unaudited condensed consolidated statement of operations as a result of the settlement with NES during the second quarter of 2022 and we recognized a further approximately $13 million in the third quarter of 2022 upon receipt of the payment from NES.
Calais Pipeline Matter
The Region Hauts-de-France (the “Region”) issued two duplicate title perception demands against us requiring repayment of €12 million, or $13 million at June 30, 2022. This sum was previously paid to us by the Region under a settlement agreement, pursuant to which we were required to move an effluent pipeline at our Calais site. We filed claims with the Administrative Court in Lille, France on February 14, 2018 and April 12, 2018, requesting orders that the demands be set aside, which suspended enforcement of the demands. On July 12, 2018, the court set aside the first demand. On July 19, 2022, the court set aside the second demand and determined the original settlement agreement to be null and void. The judgement does not include a requirement for Venator to make any payments and is subject to appeal by both parties. Therefore, at this stage we are unable to determine the likelihood of an unfavorable outcome and we have not made any accrual with regard to this matter.

Scarlino Gypsum Developments
Our Scarlino, Italy TiO2 manufacturing facility generates gypsum as a by-product of the manufacturing process, which has been landfilled on-site and also transported for use in a reclamation project for a nearby former quarry owned and operated by third parties. Our Scarlino site and the quarry and their respective owner entities and site management are subjects of an investigation by the Italian Public Prosecutor’s Office concerning whether our Scarlino site and the quarry operator are in full compliance with applicable laws and permits with regard to the use of gypsum for reclamation at the quarry. On May 25, 2022, the Region of Tuscany issued a decree to the operators of the reclamation project suspending the use of gypsum in the project. We and the quarry operator have filed legal challenges to the Region of Tuscany’s decree and a hearing on the matter is expected to occur on July 27, 2022.

In the second quarter of 2021, we requested government approval for a project for the use of gypsum in a specified on-site area on our Scarlino site. Following a review with relevant government representatives, we submitted a revised request for government approval in the first quarter of 2022. Subsequently, we received notice that a preliminary (or screening) environmental impact assessment would be required, and we provided the requested information. While the authorities have indicated informally that the request is unlikely to be approved, we are awaiting their final determination and formal notice. We are currently utilizing our on-site landfill for gypsum and expect there will no longer be capacity for on-site landfill beyond October 2022.

With the support of the Tuscany Region, we also are exploring disposal of gypsum at various off-site commercial waste landfill facilities to provide short-term disposal capacity, subject to formal approval by the Tuscany Region. We are in negotiations with certain of such landfill operators and expect to reach agreement on commercial terms to use one or more of these off-site landfill facilities for disposal of gypsum beginning in the fourth quarter of 2022. In the meantime, as government authorities have not yet approved the proposals for additional on-site capacity, we have suspended TiO2 production from two of the three calciner streams at the facility to reduce the rate at which the remaining on-site gypsum capacity is consumed. If we are successful in our legal challenge of the decree suspending use of gypsum at the nearby former quarry and are able to resume using gypsum for quarry reclamation, or we receive government approval for use of additional on-site landfill capacity, or we successfully conclude negotiations with one or more commercial landfill operators, we expect to be able to continue production at this reduced rate beyond October 2022. If necessary, we may further reduce production and/or stop production at the facility until such time as necessary approvals are received, an alternative solution for gypsum produced at the site becomes available, or we determine to close the site. We continue to pursue longer-term options should the site remain in production, including operational changes to reduce the volume of gypsum produced in our process and developing new business opportunities for the sale of gypsum for commercial use.

Note 12. Environmental, Health and Safety Matters

Environmental, Health and Safety Capital Expenditures
We may incur future costs for capital improvements and general compliance under EHS laws, including costs to acquire, maintain and repair pollution control equipment. For the six months ended June 30, 2022 and 2021, our capital expenditures for EHS matters totaled $6 million and $7 million, each. Because capital expenditures for these matters are subject to evolving regulatory requirements and depend, in part, on the timing, promulgation and enforcement of specific requirements, our capital expenditures for EHS matters have varied significantly from year to year and we cannot provide assurance that our recent expenditures are indicative of future amounts we may spend related to EHS and other applicable laws. A number of our EHS capital expenditures will be subject to extended timelines as a result of the COVID-19 pandemic. Changes to timelines may be related to regulatory orders or guidelines that cause suppliers or contractors to cease or slow down operational activities, including as a result of changes to social distancing rules, among other factors. The impacts may vary significantly between different jurisdictions.
Environmental Liabilities
We accrue liabilities relating to anticipated environmental cleanup obligations, site reclamation and closure costs, and known penalties. Liabilities are recorded when potential liabilities are either known or considered probable and can be reasonably estimated. Our liability estimates are based upon requirements placed upon us by regulators, available facts, existing technology, and past experience. The environmental liabilities do not include amounts recorded as asset retirement obligations. As of June 30, 2022 and December 31, 2021, we had environmental reserves of $4 million and $10 million, respectively.
Environmental Matters
We have incurred, and we may in the future incur, liabilities to investigate and clean up waste or contamination at our current or former facilities or facilities operated by third parties at which we may have disposed of waste or other materials. Similarly, we may incur costs for the cleanup of waste that was disposed of prior to the purchase of our businesses. Under some circumstances, the scope of our liability may extend to damages to natural resources.
In the EU, the Environmental Liability Directive (Directive 2004/35/EC) has established a framework based on the "polluter pays" principle for the prevention and remediation of environmental damage, which establishes measures to prevent and remedy environmental damage. The directive defines "environmental damage" as damage to protected species and natural habitats, damage to water and damage to soil. Operators carrying out dangerous activities listed in the Directive are strictly liable for remediation, even if they are not at fault or negligent.
Under EU Directive 2010/75/EU on industrial emissions, permitted facility operators may be liable for significant pollution of soil and groundwater over the lifetime of the activity concerned. We are in the process of plant closures at facilities in the EU and liability to investigate and clean up waste or contamination may arise during the surrender of operators' permits at these locations under the directive and associated legislation such as the Water Framework Directive (Directive 2000/60/EC) and the Groundwater Directive (Directive 2006/118/EC). In March 2022, the EU issued a proposed regulation for the revision of the industrial emissions directive that may require changes to emissions abatement systems at some of our EU based facilities. If implemented, the directive is not expected to come into force until 2024 at the earliest.

Under CERCLA and similar state laws, a current or former owner or operator of real property in the U.S. may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. Outside the U.S., analogous contaminated property laws, such as those in effect in France, can hold past owners and/or operators liable for remediation at former facilities. We have not been notified by third parties of claims against us for cleanup liabilities at former facilities or third-party sites, including, but not limited to, sites listed under CERCLA.
Under RCRA in the U.S. and similar state laws, we may be required to remediate contamination originating from our properties as a condition to our hazardous waste permit. Some of our manufacturing sites have an extended history of industrial chemical manufacturing and use, including on-site waste disposal and we have made accruals for related remediation activity. We are aware of soil, groundwater or surface contamination from past operations at some of our sites and have made accruals for related remediation activity, and we may find contamination at other sites in the future. Similar laws exist in a number of locations in which we currently operate, or previously operated, manufacturing facilities.
Recent developments in climate change related policy and regulations include the Green Deal in the EU, mandatory TCFD disclosures in the U.K. and the U.K. commitment to becoming carbon neutral by 2050. Other nations have made or indicated a desire to make similar policy changes and commitments, including the U.S. Securities and Exchange Commission's proposed rule changes requiring climate-related disclosure. These changes could affect us in a number of ways including potential requirements to decarbonize manufacturing processes and increased costs of GHG allowances. We are currently monitoring these developments closely while investigating and developing appropriate climate change strategies to enable us to comply with the new regulations and conform to new disclosure requirements, including TCFD. We expect that our facilities will be subject to additional regulation related to climate change and climate change itself may also have some impact on our operations. However, these impacts are currently uncertain and we cannot predict the nature and scope of these impacts.
Scarlino Investigation
Our Scarlino, Italy TiO2 manufacturing facility generates gypsum as a by-product of its manufacturing process, which is used in the reclamation project for a nearby former quarry owned and operated by third parties. On September 29, 2021, Italian police arrived at our Scarlino site to conduct a search at the site and to take certain samples at the site and at the former quarry, under an order from the Public Prosecutor’s Office indicating that our Scarlino site and the quarry and their respective owner entities and site management are subjects of an investigation concerning whether our Scarlino site and the quarry operator are in full compliance with applicable laws and permits with regard to the use of gypsum as an environmental restoration material at the quarry. The authorities continue to investigate the matter. On May 4, 2022, the technical advisor to the public prosecutor issued a report indicating that the gypsum contains substances making it unfit for use in site reclamation. On May 25, 2022, the Region of Tuscany issued a decree to the operator of the reclamation project suspending the use of gypsum in the project to allow further environmental investigation activities to take place. We disagree with both the methods and conclusions in the report of the prosecutor’s technical advisor and filed our own technical report with the public prosecutor on June 21, 2022. We and the quarry operator have filed legal challenges to the Region of Tuscany’s decree and a hearing on the matter is expected to occur on July 27, 2022. For further information concerning Scarlino gypsum disposal, see “Note 11. Commitments and Contingencies, Legal Proceedings” of the notes to unaudited condensed consolidated financial statements and “Item 2. Operating and Financial Review and Prospectus, Recent Developments.”

Harrisburg Remediation
We are engaged in source removal and groundwater remediation at our facility in Harrisburg, NC, under a corrective action plan agreed with the North Carolina Department of Environmental Quality. The agreed interim corrective measures include the removal of a settlement lagoon and the relining of lagoons and containment areas prior to risk based remediation of groundwater. We have environmental reserves of $2 million at June 30, 2022 for this remediation obligation however the risk-based remediation of the groundwater following the remediation of the lagoons and containment areas cannot be reliably estimated at this stage, and these costs could be material to our unaudited condensed consolidated financial statements.
Calais Remediation
Following the closure of our manufacturing facility in Calais, France we are engaged in a site assessment and a remediation assessment. We have reserves of $1 million at June 30, 2022 related to decontamination of structures on the site. We have not otherwise set environmental reserves for this remediation obligation as the risk-based targets for remediation and the extent of any required remediation are yet to be agreed with regulators and cannot be reliably estimated. However, these costs could be material to our unaudited condensed consolidated financial statements.

Duisburg Remediation
We are engaged in the assessment of metals in the groundwater and the hydrogeological nature of the groundwater beneath our Duisburg, Germany facility and have completed a risk assessment of the status of the groundwater body. The risk assessment has concluded that remediation will be required and that options for remediation should be investigated. We have reserves of $1 million at June 30, 2022 for investigation into environmental contamination. The scope of any required remediation of the plume has not been determined and is not reliably estimable at this stage and will require further technical assessment and regulatory agreement, but these costs could be material to our unaudited condensed consolidated financial statements.

Note 13. Other Comprehensive Loss

Other comprehensive (loss) income consisted of the following:

	Foreign currency translation adjustment(a)	Pension and other postretirement benefits adjustments net of tax(b)	Other comprehensive income of unconsolidated affiliates	Hedging instruments	Total	Amounts attributable to noncontrolling interests	Amounts attributable to Venator
Beginning balance, January 1, 2022	$(56)	$(253)	$(5)	$—	$(314)	$—	$(314)
Other comprehensive (loss) income before reclassifications, gross	(90)	—	2	2	(86)	—	(86)
Tax expense	—	—	—	—	—	—	—
Amounts reclassified from accumulated other comprehensive loss, gross(c)	—	2	—	—	2	—	2
Tax expense	—	—	—	—	—	—	—
Net current-period other comprehensive (loss) income	(90)	2	2	2	(84)	—	(84)
Ending balance, June 30, 2022	$(146)	$(251)	$(3)	$2	$(398)	$—	$(398)

	Foreign currency translation adjustment(d)	Pension and other postretirement benefits adjustments net of tax(e)	Other comprehensive income of unconsolidated affiliates	Hedging instruments	Total	Amounts attributable to noncontrolling interests	Amounts attributable to Venator
Beginning balance, January 1, 2021	$(19)	$(306)	$(5)	$1	$(329)	$—	$(329)
Other comprehensive (loss) income before reclassifications, gross	(7)	1	—	4	(2)	—	(2)
Tax expense	—	—	—	—	—	—	—
Amounts reclassified from accumulated other comprehensive loss, gross(c)	—	7	—	—	7	—	7
Tax expense	—	—	—	—	—	—	—
Net current-period other comprehensive (loss) income	(7)	8	—	4	5	—	5
Ending balance, June 30, 2021	$(26)	$(298)	$(5)	$5	$(324)	$—	$(324)

(a)Amounts are net of tax of nil as of June 30, 2022 and January 1, 2022, each.
(b)Amounts are net of tax of $50 million as of June 30, 2022 and January 1, 2022, each.
(c)See table below for details about the amounts reclassified from accumulated other comprehensive loss.
(d)Amounts are net of tax of nil as of June 30, 2021 and January 1, 2021, each.
(e)Amounts are net of tax of $50 million as of June 30, 2021 and January 1, 2021, each.

	Three months ended June 30,		Six months ended June 30,		Affected line item in the statement where net income is presented
	2022	2021	2022	2021
Details about Other Comprehensive Loss Components:
Amortization of pension and other postretirement benefits:
Actuarial loss	$—	$4	$1	$7	Other income
Prior service credit	—	—	1	—	Other income
Total before tax	—	4	2	7
Income tax expense	—	—	—	—	Income tax expense
Total reclassifications for the period, net of tax	$—	$4	$2	$7

Note 14. Operating Segment Information

We derive our revenues, earnings and cash flows from the manufacture and sale of a wide variety of chemical products. We have reported our operations through our two segments, Titanium Dioxide and Performance Additives, and organized our business and derived our operating segments around differences in product lines.

The major product groups of each reportable operating segment are as follows:

Segment	Product Group
Titanium Dioxide	titanium dioxide
Performance Additives	functional additives, color pigments, and timber treatment

Sales between segments are generally recognized at external market prices and are eliminated in consolidation. Adjusted EBITDA is presented as a measure of the financial performance of our global business units and for reporting the results of our operating segments. The revenues and adjusted EBITDA for each of the two reportable operating segments are as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenues:
Titanium Dioxide	$486	$415	$996	$829
Performance Additives	156	152	305	291
Total	$642	$567	$1,301	$1,120
Adjusted EBITDA(1)
Titanium Dioxide	$49	$36	$98	$76
Performance Additives	19	18	39	41
	68	54	137	117
Corporate and other	(7)	(11)	(19)	(25)
Total	61	43	118	92
Reconciliation of adjusted EBITDA to net income (loss):
Interest expense	(17)	(17)	(35)	(35)
Interest income	4	3	7	6
Income tax expense	(14)	(5)	(14)	(10)
Depreciation and amortization	(26)	(29)	(57)	(60)
Net income attributable to noncontrolling interests	2	1	3	2
Other adjustments:
(Loss) gain on disposition of business/assets	—	(2)	1	(2)
Certain legal expenses/settlements	85	—	83	(1)
Amortization of pension and postretirement actuarial losses	(1)	(3)	(1)	(6)
Net plant incident credits (costs)	6	(2)	4	(3)
Restructuring, impairment and plant closing and transition costs	(5)	(11)	(16)	(25)
Net income (loss)	$95	$(22)	$93	$(42)

(1)Adjusted EBITDA is defined as net income/loss of Venator before interest expense, interest income, income tax expense/benefit, depreciation and amortization and net income attributable to noncontrolling interests, as well as eliminating the following adjustments: (a) loss/gain on disposition of business/assets; (b) certain legal expenses/settlements; (c) amortization of pension and postretirement actuarial losses/gains; (d) net plant incident costs/credits; and (e) restructuring, impairment, and plant closing and transition costs.

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the information under the heading "Note Regarding Forward-Looking Statements", "Part II. Item 1A. Risk Factors" of this Form 6-K, as well as with our unaudited condensed consolidated financial statements and the related notes included in Item 1 hereto.

Executive Summary

We are a leading global manufacturer and marketer of chemical products that improve the quality of life for downstream consumers and promote a sustainable future. Our products comprise a broad range of innovative chemicals and formulations that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of our TiO2 business, and Performance Additives, which consists of our functional additives, color pigments, and timber treatment businesses. We are a leading global producer in many of our key product lines, including TiO2, color pigments and functional additives, and a leading North American producer of timber treatment products.

Recent Developments

COVID-19 and Global Economic Conditions

Beginning in 2020, our business and operating results have been impacted by the COVID-19 pandemic. The measures implemented by governmental authorities around the world to contain the virus, including travel bans and restrictions, limits on gatherings, quarantines, shelter-in-place orders and business shutdowns, drove a decrease in demand for many of our products during 2020 which continued through the first half of 2021. While nearly all of our businesses have subsequently returned to pre-pandemic levels of demand, we continue to experience impacts on supply chains, particularly in the APAC region, where lockdowns have recently been implemented. We have also experienced increases in costs of energy, raw materials and shipping across our businesses, partly as a result of these supply chain impacts and other global inflationary factors. We expect supply chain challenges and cost inflation to continue in the near term and we continue to proactively manage our supplier network by maintaining close contact with existing suppliers and seeking alternative supply arrangements. The duration and extent to which continued impacts from the COVID-19 pandemic, including supply chain issues and the current inflationary environment, will impact our businesses and financial results in future periods remains uncertain and will depend on a variety of other factors beyond our control. Any potential resurgence of COVID-19, including from new or existing variants, and the responses of governments to such resurgences could significantly impact demand, supply chains, and the broader global economy.
Military Action in Ukraine

On February 24, 2022, Russian forces launched a significant military action against Ukraine which resulted in conflict and disruption in the region. Additionally, in response to this action, the United Kingdom, much of Europe and the United States have imposed numerous economic sanctions against Russia and related persons and entities. We suspended sales of products into Russia, which has not had a material impact on our financial statements. We do not have physical assets in Russia or Ukraine and we do not expect the conflict in Ukraine to have a direct material impact on our business. This event has exacerbated existing cost inflation and supply chain issues, most notably in Europe, where we have experienced increases in energy costs in the first half of 2022 and which we expect to continue in the near term. The impacts of this evolving situation and its effect on global economies in future periods are difficult to predict and depend on factors outside our control, including the extent of further military action by Russia, the potential escalation of the conflict and the impacts of these actions on demand, supply chains, and the global economy.
Scarlino Gypsum Developments

Our Scarlino, Italy TiO2 manufacturing facility, which has a nameplate capacity of 80,000 metric tons and represents approximately 13% of our global nameplate capacity, generates gypsum as a by-product of the manufacturing process, which has been landfilled on-site and also transported for use in a reclamation project for a nearby former quarry owned and operated by third parties. Our Scarlino site and the quarry and their respective owner entities and site management are subjects of an investigation by the Italian Public Prosecutor’s Office concerning whether our Scarlino site and the quarry operator are in full compliance with applicable laws and permits with regard to the use of gypsum for reclamation at the quarry. On May 25, 2022, the Region of Tuscany issued a decree to the operators of the reclamation project suspending the use of gypsum in the project. We and the quarry operator have filed legal challenges to the Region of Tuscany’s decree and a hearing on the matter is expected to occur on July 27, 2022.

In the second quarter of 2021, we requested government approval for a project for the use of gypsum in a specified on-site area on our Scarlino site. Following a review with relevant government representatives, we submitted a revised request for government approval in the first quarter of 2022. Subsequently, we received notice that a preliminary (or screening) environmental impact assessment would be required, and we provided the requested information. While the authorities have indicated informally that the request is unlikely to be approved, we are awaiting their final determination and formal notice. We are currently utilizing our on-site landfill for gypsum and expect there will no longer be capacity for on-site landfill beyond October 2022.

With the support of the Tuscany Region, we also are exploring disposal of gypsum at various off-site commercial waste landfill facilities to provide short-term disposal capacity, subject to formal approval by the Tuscany Region. We are in negotiations with certain of such landfill operators and expect to reach agreement on commercial terms to use one or more of these off-site landfill facilities for disposal of gypsum beginning in the fourth quarter of 2022. In the meantime, as government authorities have not yet approved the proposals for additional on-site capacity, we have suspended TiO2 production from two of the three calciner streams at the facility to reduce the rate at which the remaining on-site gypsum capacity is consumed. If we are successful in our legal challenge of the decree suspending use of gypsum at the nearby former quarry and are able to resume using gypsum for quarry reclamation, or we receive government approval for use of additional on-site landfill capacity, or we successfully conclude negotiations with one or more commercial landfill operators, we expect to be able to continue production at this reduced rate beyond October 2022. If necessary, we may further reduce production and/or stop production at the facility until such time as necessary approvals are received, an alternative solution for gypsum produced at the site becomes available, or we determine to close the site. We continue to pursue longer-term options should the site remain in production, including operational changes to reduce the volume of gypsum produced in our process and developing new business opportunities for the sale of gypsum for commercial use.

Recent Trends and Outlook

We expect the following in our Titanium Dioxide segment in the near term: (i) strong demand in North America, stable demand in Europe, and softened demand in APAC; (ii) the impact of partially suspending production at our Scarlino facility; (iii) continued volatility in energy costs, and higher raw material and shipping costs which we intend to mitigate through our monthly pricing initiatives, which will be impacted by regional cost and demand dynamics; and (iv) continued challenges around global shipping and logistics.

We expect the following in our Performance Additives segment in the near term: (i) consistent demand on a sequential basis reflecting normal seasonal levels with weaker demand in APAC; and (ii) continued volatility in energy costs, and higher shipping and logistics and raw materials costs, which we expect to recover through increases in pricing.
We expect total capital expenditures in 2022 to be approximately $90 million. This includes maintenance capital expenditures and modest investment to support future growth.

We collected $85 million from a settlement with Tronox in the second quarter of 2022. We collected $13 million from our settlement with NES in the third quarter of 2022. For further discussion see Note 11. Commitments and Contingencies in the Notes to our unaudited condensed consolidated financial statements.

Results of Operations

The following table sets forth our consolidated results of operations for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended			Six Months Ended
	June 30,			June 30,
(Dollars in millions)	2022	2021	% Change	2022	2021	% Change
Revenues	$642	$567	13%	$1,301	$1,120	16%
Cost of goods sold	573	518	11%	1,169	1,018	15%
Operating expenses(4)	30	43	(30%)	72	87	(17%)
Restructuring, impairment and plant closing and transition costs	5	11	(55%)	16	25	(36%)
Operating income (loss)	34	(5)	NM	44	(10)	NM
Interest expense, net	(13)	(14)	(7%)	(28)	(29)	(3%)
Other income	88	2	4,300%	91	7	1,200%
Income (loss) before income taxes	109	(17)	NM	107	(32)	NM
Income tax expense	(14)	(5)	180%	(14)	(10)	40%
Net income (loss)	95	(22)	NM	93	(42)	NM
Reconciliation of net income (loss) to adjusted EBITDA:
Interest expense, net	13	14	(7%)	28	29	(3%)
Income tax expense	14	5	180%	14	10	40%
Depreciation and amortization	26	29	(10%)	57	60	(5%)
Net income attributable to noncontrolling interests	(2)	(1)	(100%)	(3)	(2)	(50%)
Other adjustments:
Loss (gain) on disposition of business/assets	—	2		(1)	2
Certain legal expenses/settlements	(85)	—		(83)	1
Amortization of pension and postretirement actuarial losses	1	3		1	6
Net plant incident (credits) costs	(6)	2		(4)	3
Restructuring, impairment and plant closing and transition costs	5	11		16	25
Adjusted EBITDA(1)	$61	$43		$118	$92

Net cash used in operating activities				(13)	(5)	160%
Net cash used in investing activities				(36)	(21)	71%
Net cash provided by (used in) financing activities				5	(11)	NM
Capital expenditures				(32)	(27)	19%

	Three Months Ended	Three Months Ended
(Dollars in millions, except per share amounts)	June 30, 2022	June 30, 2021
Reconciliation of net income (loss) to adjusted net income (loss) attributable to Venator Materials PLC ordinary shareholders:
Net income (loss)	$95	$(22)
Net income attributable to noncontrolling interests	(2)	(1)
Other adjustments:
Loss on disposition of business/assets	—	2
Certain legal expenses/settlements	(85)	—
Amortization of pension and postretirement actuarial losses	1	3
Net plant incident (credits) costs	(6)	2
Restructuring, impairment and plant closing and transition costs	5	11
Income tax adjustments(3)	6	5
Adjusted net income attributable to Venator Materials PLC ordinary shareholders(2)	$14	$—

Weighted-average shares - basic	107.9	107.3
Weighted-average shares - diluted(5)	107.9	108.1

Net income (loss) attributable to Venator Materials PLC ordinary shareholders per share:
Basic	0.86	(0.21)
Diluted(5)	0.86	(0.21)

Other non-GAAP measures:
Adjusted net income per share(2):
Basic	0.13	—
Diluted	0.13	—

	Six Months Ended	Six Months Ended
(Dollars in millions, except per share amounts)	June 30, 2022	June 30, 2021
Reconciliation of net income (loss) to adjusted net income attributable to Venator Materials PLC ordinary shareholders:
Net income (loss)	$93	$(42)
Net income attributable to noncontrolling interests	(3)	(2)
Other adjustments:
(Gain) loss on disposition of business/assets	(1)	2
Certain legal expenses/settlements	(83)	1
Amortization of pension and postretirement actuarial losses	1	6
Net plant incident (credits) costs	(4)	3
Restructuring, impairment and plant closing and transition costs	16	25
Income tax adjustments(3)	1	8
Adjusted net income attributable to Venator Materials PLC ordinary shareholders(2)	$20	$1

Weighted-average shares - basic	107.8	107.2
Weighted-average shares - diluted(5)	107.8	107.7

Net income (loss) attributable to Venator Materials PLC ordinary shareholders per share:
Basic	0.83	(0.41)
Diluted(5)	0.83	(0.41)

Other non-GAAP measures:
Adjusted net income per share(2):
Basic	0.19	0.01
Diluted	0.19	0.01

NM—Not meaningful
(1)Our management uses adjusted EBITDA to assess financial performance. Adjusted EBITDA is defined as net income/loss before interest income/expense, net, income tax expense/benefit, depreciation and amortization, and net income attributable to noncontrolling interests, as well as eliminating the following adjustments: (a) loss/gain on disposition of business/assets; (b) certain legal expenses/settlements; (c) amortization of pension and postretirement actuarial losses/gains; (d) net plant incident costs/credits; and (e) restructuring, impairment, and plant closing and transition costs/credits. We believe that net income is the performance measure calculated and presented in accordance with U.S. GAAP that is most directly comparable to adjusted EBITDA.

We believe adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation. Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

Nevertheless, our management recognizes that there are limitations associated with the use of adjusted EBITDA in the evaluation of us as compared to net income. Our management compensates for the limitations of using adjusted EBITDA by using it to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business rather than U.S. GAAP results alone.

In addition to the limitations noted above, adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods because certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to ongoing operating results or trends and certain excluded items, while potentially recurring in future periods, may not be indicative of future results.

(2)Adjusted net income attributable to Venator Materials PLC ordinary shareholders is computed by eliminating the after-tax amounts related to the following from net income attributable to Venator Materials PLC ordinary shareholders: (a) loss/gain on disposition of business/assets; (b) certain legal expenses/settlements; (c) amortization of pension and postretirement actuarial losses/gains; (d) net plant incident costs/credits; (e) restructuring, impairment, and plant closing and transition costs/credits; and (f) income tax adjustments. Basic adjusted net income per share excludes dilution and is computed by dividing adjusted net income by the weighted average number of shares outstanding during the period. Adjusted diluted net income per share reflects all potential dilutive ordinary shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

Adjusted net income and adjusted net income per share amounts are presented solely as supplemental information. These measures exclude similar noncash items as Adjusted EBITDA in order to assist our investors in comparing our performance from period to period and as such, bear similar risks as Adjusted EBITDA as documented in footnote (1) above. For that reason, adjusted net income and the related per share amounts, should not be considered in isolation and should be considered only to supplement analysis of U.S. GAAP results.

(3)Income tax expense is adjusted by the amount of additional tax expense or benefit that we would accrue if we used non-GAAP results instead of GAAP results in the calculation of our tax liability, taking into consideration our tax structure. We use a normalized effective tax rate of 35%, which reflects the weighted average tax rate applicable under the various jurisdictions in which we operate. This non-GAAP tax rate eliminates the effects of non-recurring and period specific items which are often attributable to restructuring and acquisition decisions and can vary in size and frequency. This rate is subject to change over time for various reasons, including changes in the geographic business mix, valuation allowances, and changes in statutory tax rates.

We eliminate the effect of significant changes to income tax valuation allowances from our presentation of adjusted net income to allow investors to better compare our ongoing financial performance from period to period. We do not adjust for insignificant changes in tax valuation allowances because we do not believe it provides more meaningful information than is provided under GAAP. We believe that our revised approach enables a clearer understanding of the long-term impact of our tax structure on post tax earnings.

(4)As presented within Item 2, operating expenses includes selling, general and administrative expenses and other operating (income) expense, net.

(5)The potentially dilutive impact of share-based awards was excluded from the calculation of net income (loss) per share for the three and six months ended June 30, 2021, because there is an anti-dilutive effect as we are in a net loss position.

Three Months Ended June 30, 2022 Compared to the Three Months Ended June 30, 2021

For the three months ended June 30, 2022, net income was $95 million on revenues of $642 million, compared with net loss of $22 million on revenues of $567 million for the same period in 2021. The favorable variance of $117 million in net income (loss) was the result of the following items:

•Revenues for the three months ended June 30, 2022 increased by $75 million, or 13%, as compared with the same period in 2021. The increase was due to a $71 million increase in revenue in our Titanium Dioxide segment and a $4 million increase in revenue in our Performance Additives segment. See "—Segment Analysis" below.

•Our operating expenses for the three months ended June 30, 2022 decreased by $13 million, or 30%, as compared with the same period in 2021 primarily due to the impact of our settlement with NES during the second quarter of 2022 whereby approximately $10 million of accounts payable was reversed and the favorable impact of foreign exchange of $5 million as the U.S. Dollar strengthens against the Euro, partially offset by increases in personnel costs.

•Restructuring, impairment and plant closing and transition costs was $5 million for the three months ended June 30, 2022 compared to $11 million for the same period in 2021. For more information concerning restructuring and plant closing activities, see "Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs" of the notes to unaudited condensed consolidated financial statements.

•Other income increased by approximately $86 million primarily as a result of $85 million recognized in the second quarter of 2022 from a legal settlement with Tronox.

•Our income tax expense for the three months ended June 30, 2022 was $14 million compared to $5 million for the same period in 2021. Our income taxes are significantly affected by the mix of income and losses in the tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions. For further information concerning taxes, see "Note 9. Income Taxes" of the notes to unaudited condensed consolidated financial statements.

Segment Analysis

	Three Months Ended		Percent Change Favorable (Unfavorable)
	June 30,
(Dollars in millions)	2022	2021
Revenues
Titanium Dioxide	$486	$415	17%
Performance Additives(3)	156	152	3%
Total	$642	$567	13%
Adjusted EBITDA
Titanium Dioxide	$49	$36	36%
Performance Additives	19	18	6%
	68	54	26%
Corporate and other	(7)	(11)	36%
Total	$61	$43	42%

	Three Months Ended June 30, 2022 vs. 2021
	Average Selling Price(1)
	Local Currency	Foreign Currency Translation Impact	Mix & Other	Sales Volumes(2)	Divestitures (3)
Period-Over-Period Increase (Decrease)
Titanium Dioxide	31%	(7%)	—%	(7%)	—%
Performance Additives	26%	(5%)	—%	(16%)	(2)%

(1)Excludes revenues from tolling arrangements, by-products and raw materials.
(2)Excludes sales volumes of by-products and raw materials.
(3)Our water treatment business was disposed of in the second quarter of 2021.

Titanium Dioxide

The Titanium Dioxide segment generated revenues of $486 million for the three months ended June 30, 2022, an increase of $71 million, or 17%, compared to the same period in 2021. The increase was primarily due to a 31% increase in average local currency selling prices, which we implemented to recover higher costs of energy, raw materials, and shipping. These increases were partially offset by a 7% unfavorable impact from foreign currency translation, primarily as a result of the Euro weakening against the U.S. Dollar and a 7% decrease in sales volumes compared to the same period in the prior year driven by product availability during the current year period and softer demand in Europe and APAC, primarily in coatings applications.

Adjusted EBITDA for the Titanium Dioxide segment was $49 million for the three months ended June 30, 2022, an increase of $13 million, or 36%, compared to the same period in 2021. The increase was primarily attributable to the increase in average selling price outpacing our increase in costs of energy, raw materials, and shipping.

Performance Additives

The Performance Additives segment generated revenues of $156 million for the three months ended June 30, 2022, an increase of $4 million, or 3%, compared to the same period in 2021. The increase primarily resulted from a 26% increase in average local currency selling price, which we implemented to recover higher costs of energy, raw materials and shipping. These increases were partially offset by a 16% decrease in sales volumes, primarily driven by decreases in volumes in all of our Performance Additives businesses and a 5% unfavorable impact from foreign currency translation primarily as a result of the Euro weakening against the U.S. Dollar. In addition, 2% of the decrease was due to lost revenue from our water treatment business, which we sold in the second quarter of 2021 and which accounted for approximately $4 million of revenue in the second quarter of 2021.

Adjusted EBITDA for the Performance Additives segment was $19 million for the three months ended June 30, 2022, an increase of $1 million, or 6% compared to the same period in 2021. The increase in adjusted EBITDA was primarily related to the increase in average selling price outpacing our increase in costs of energy, raw materials, and shipping.

Corporate and other

Corporate and other represents expenses which are not allocated to our segments. Losses from Corporate and other were $7 million in the three months ended June 30, 2022 or $4 million lower than the same period in 2021. The decrease was primarily as a result of the favorable impact of foreign exchange rates.

Six Months Ended June 30, 2022 Compared to the Six Months Ended June 30, 2021

For the six months ended June 30, 2022, net income was $93 million on revenues of $1,301 million, compared with net loss of $42 million on revenues of $1,120 million for the same period in 2021. The favorable variance of $135 million in net income (loss) was the result of the following items:

•Revenues for the six months ended June 30, 2022 increased by $181 million, or 16%, as compared with the same period in 2021. The increase was due to a $167 million, or 20%, increase in revenue in our Titanium Dioxide segment and a $14 million, or 5%, increase in revenue in our Performance Additives segment. See “—Segment Analysis” below.

•Our operating expenses for the six months ended June 30, 2022 decreased by $15 million, or 17%, as compared with the same period in 2021, primarily due to the impact of our settlement with NES during the second quarter of 2022 whereby approximately $10 million of accounts payable was reversed and the favorable impact of foreign exchange of $9 million as the U.S. Dollar strengthens against the Euro, partially offset by increases in personnel costs.

•Restructuring, impairment and plant closing and transition costs for the six months ended June 30, 2022 was $16 million compared to $25 million for the same period in 2021. For more information concerning restructuring activities, see "Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs" of the notes to unaudited condensed consolidated financial statements.

•Other income increased by approximately $84 million primarily as a result of $85 million recognized in the second quarter of 2022 from a legal settlement with Tronox.

•Our income tax expense for the six months ended June 30, 2022 was $14 million compared to $10 million for the same period in 2021. Our income tax expense is significantly affected by the mix of income and losses in the tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions. For further information concerning taxes, see "Note 9. Income Taxes" of the notes to unaudited condensed consolidated financial statements.

Segment Analysis

	Six Months Ended		Percent Change Favorable (Unfavorable)
	June 30,
(Dollars in millions)	2022	2021
Revenues
Titanium Dioxide	$996	$829	20%
Performance Additives(3)	305	291	5%
Total	$1,301	$1,120	16%
Segment adjusted EBITDA
Titanium Dioxide	$98	$76	29%
Performance Additives	39	41	(5%)
	137	117	17%
Corporate and other	(19)	(25)	24%
Total	$118	$92	28%

	Six Months Ended June 30, 2022 vs. 2021
	Average Selling Price(1)
	Local Currency	Foreign Currency Translation Impact	Mix & Other	Sales Volumes(2)	Divestitures (3)
Period-Over-Period Increase (Decrease)
Titanium Dioxide	30%	(7%)	—%	(3%)	—%
Performance Additives	23%	(4%)	—%	(11%)	(3)%

(1)Excludes revenues from tolling arrangements, by-products and raw materials.
(2)Excludes sales volumes of by-products and raw materials.
(3)Our water treatment business was disposed of in the second quarter of 2021.

Titanium Dioxide

The Titanium Dioxide segment generated revenues of $996 million for the six months ended June 30, 2022, an increase of $167 million, or 20%, compared to the same period in 2021. The increase was primarily attributable to a 30% increase in average local currency selling prices, which we implement to recover higher costs of energy, raw materials, and shipping, partially offset by a 3% decrease in sales volumes compared to the same period in the prior year, and a 7% unfavorable impact from foreign currency translation, primarily as a result of the Euro weakening against the U.S. Dollar.

Adjusted EBITDA for the Titanium Dioxide segment was $98 million for the six months ended June 30, 2022, an increase of $22 million, or 29%, compared to the same period in 2021. The increase was primarily attributable to the increase in average selling price outpacing our increase in costs of energy, raw materials, and shipping.

Performance Additives

The Performance Additives segment generated revenue of $305 million for the six months ended June 30, 2022, an increase of $14 million, or 5%, compared to the same period in 2021. The increase primarily resulted from a 23% increase in average local currency selling price, which we implemented to recover higher costs of energy, raw materials and shipping, partially offset by an 11% decrease in sales volumes, primarily driven by decreases in volumes across all of our performance additives businesses, and a 4% unfavorable impact from foreign currency translation primarily as a result of the Euro weakening against the U.S. Dollar. In addition, 3% of the decrease was due to lost revenue from our water treatment business, which we sold in the second quarter of 2021 and which accounted for approximately $10 million of revenue in the first half of 2021.

Adjusted EBITDA in the Performance Additives segment was $39 million, a decrease of $2 million, or 5%, for the six months ended June 30, 2022 compared to the same period in 2021. This was attributable to higher raw materials, energy and shipping costs which were partially offset by increases in average selling price.

Corporate and other

Corporate and other represents expenses which are not allocated to our segments. Losses from Corporate and other were $19 million, or $6 million lower for the six months ended June 30, 2022 than the same period in 2021. The decrease was primarily as a result of the favorable impact of foreign exchange rates.

Liquidity and Capital Resources

We had cash and cash equivalents of $109 million and $156 million as of June 30, 2022 and December 31, 2021, respectively. We have an ABL Facility with an available aggregate principal amount of up to $330 million. Availability to borrow under the ABL Facility is subject to a borrowing base calculation comprising both accounts receivable and inventory in the U.S., Canada, the U.K. and Germany and only accounts receivable in France and Spain. Thus, the base calculation may fluctuate from time to time and may be further impacted by the lenders’ discretionary ability to impose reserves and availability blocks that might otherwise incrementally increase or decrease borrowing availability. The borrowing base calculation as of June 30, 2022 is approximately $278 million, of which $232 million is available to be drawn as a result of approximately $46 million of letters of credit issued and outstanding as well as a portion of the borrowing base reserved for $45 million of letters of credit available to be issued by one of our lenders, of which approximately $40 million has been utilized at June 30, 2022.

Our financing arrangements also include borrowings of $375 million under the Term Loan Facility, $225 million of Senior Secured Notes, and $375 million of Senior Unsecured Notes, issued by our subsidiaries Venator Finance S.à r.l. and Venator Materials LLC (the "Issuers"). We have a related-party note payable to Huntsman for a liability pursuant to the tax matters agreement entered into at the time of the separation of which $21 million has been presented as noncurrent payable to affiliate on our unaudited condensed consolidated balance sheet as of June 30, 2022.

Items Impacting Short-Term and Long-Term Liquidity
Our liquidity can be significantly impacted by various factors in addition to those described below. The following matters had, or are expected to have, a significant impact on our liquidity:

•Net cash outflows for accounts receivable, inventory and accounts payable, as reflected in our unaudited condensed consolidated statements of cash flows were $141 million for the six months ended June 30, 2022, an increase of $118 million compared to the same period in the prior year. We expect our working capital to be a use of liquidity in 2022.

•We expect total capital expenditures in 2022 to be approximately $90 million. This includes maintenance capital expenditures and modest investment to support future growth.

• During the six months ended June 30, 2022, we made contributions to our pension and postretirement benefit plans of $4 million. We expect to contribute an additional $5 million to our pension and postretirement benefit plans during the remainder of 2022.

•We are involved in a number of cost reduction programs for which we have established restructuring accruals. As of June 30, 2022, we had $11 million of accrued restructuring costs, of which $7 million is classified as current. We expect to pay approximately $15 million for restructuring through the remainder of 2022. For further discussion of these plans and the costs involved, see "Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs" of the notes to unaudited condensed consolidated financial statements.

•We paid approximately $11 million for carbon emissions credits during the six months ended June 30, 2022. We expect to pay an incremental $3 million for carbon emissions credits in 2022 compared to 2021 as a result of lower free emissions allowances and higher prices for emissions credits in the EU and U.K. We expect the impact of carbon emissions on our liquidity beyond 2022 to be driven by market pricing for carbon emissions credits and continued reductions in free allowances from the EU and U.K. authorities.

•We are in the process of closing our Pori, Finland, TiO2 manufacturing facility and we have terminated production at the Pori site during the first quarter 2022. As a result of the closure, we anticipate future cash payments of approximately $66 million, of which $32 million is related to our Pori restructuring plan and $34 million relates to other Pori plant shutdown costs. We anticipate $17 million of these cash payments will be made during the remainder of 2022.

•We received $85 million from a legal settlement with Tronox on April 25, 2022, and we received $13 million in a legal settlement with NES on July 14, 2022. For further discussion see Note 11. Commitments and Contingencies in the Notes to our unaudited condensed consolidated financial statements.

•In May and July 2022, through a series of transactions, we terminated existing, and re-entered into new, cross currency swaps, resulting in total cash proceeds of $16 million. The terminations resulted in $8 million received in the second quarter and $8 million received in the third quarter of 2022.

•As we consider options for debt reduction, we are also actively considering refinancing portions of our existing debt structure.

•In addition, we or our affiliates may, at any time and from time to time, seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity or debt, in open-market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will be upon such terms and at such prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

We have $946 million in debt outstanding comprised of $355 million under our Term Loan Facility, $218 million under our 9.5% Senior Secured Notes due 2025 and $373 million under our 5.75% Senior Unsecured Notes due 2025. Through June 30, 2022, we are in compliance with all applicable financial covenants included in the terms of our Senior Credit Facility, Senior Secured Notes and Senior Unsecured Notes.

As of June 30, 2022 and December 31, 2021, we had $5 million each, classified as the current portion of debt.

As of June 30, 2022 and December 31, 2021, we had $24 million and $23 million, respectively, of cash and cash equivalents held outside of the U.K., U.S. and Europe, including our variable interest entities. As of June 30, 2022, our non-U.K. subsidiaries have no plan to distribute funds in a manner that would cause them to be subject to U.K., U.S., or other local country taxation.

Cash Flows for the Six Months Ended June 30, 2022 Compared to the Six Months Ended June 30, 2021

Net cash used in operating activities was $13 million for the six months ended June 30, 2022, compared to $5 million for the six months ended June 30, 2021. The unfavorable variance in net cash used in operating activities for the six months ended June 30, 2022 compared with the same period in 2021 was primarily attributable to a $118 million unfavorable variance in cash flows from changes in operating assets and liabilities partially offset by an $110 million increase in cash inflows from net income.

Net cash used in investing activities was $36 million for the six months ended June 30, 2022, compared to $21 million for the six months ended June 30, 2021. The increase in net cash used in investing activities was primarily attributable to an increase in capital expenditures of $5 million, additional investment in unconsolidated affiliates of $4 million, and proceeds from the sale of the water treatment business in 2021.

Net cash provided by financing activities was $5 million for the six months ended June 30, 2022, compared to net cash used in financing activities of $11 million for the six months ended June 30, 2021. The favorable variance in net cash used in financing activities for the six months ended June 30, 2022 compared with the same period in 2021 was primarily attributable to cash received for settlement of cross-currency swaps.

Changes in Financial Condition

The following information summarizes our current assets and liabilities as of June 30, 2022 and December 31, 2021:

(Dollars in millions)	June 30, 2022	December 31, 2021	Increase (Decrease)	Percent Change
Cash and cash equivalents	$109	$156	$(47)	(30%)
Accounts and notes receivable, net	445	363	82	23%
Accounts receivable from affiliates	28	8	20	250%
Inventories	551	478	73	15%
Prepaid expenses	20	23	(3)	(13%)
Other current assets	67	61	6	10%
Total current assets	$1,220	$1,089	$131	12%
Accounts payable	401	360	41	11%
Accounts payable to affiliates	23	17	6	35%
Accrued liabilities	120	125	(5)	(4%)
Current operating lease liability	5	6	(1)	(17%)
Current portion of debt	5	5	—	—%
Total current liabilities	$554	$513	$41	8%
Net current assets	$666	$576	$90	16%

Our net current assets increased by $90 million as a result of the net impact of the following significant changes:

•Cash and cash equivalents decreased by $47 million primarily due to $13 million of cash outflows due to operating activities, $36 million of cash outflows for investing activities, and offset by cash inflows of $5 million for financing activities.
•Accounts receivable increased by $82 million, or 23%, from December 31, 2021 to June 30, 2022 as a result of higher sales volumes and a higher average selling price in the second quarter of 2022 compared to the fourth quarter of 2021.
•Accounts receivable from affiliates increased by $20 million from December 31, 2021 to June 30, 2022 as a result of the timing of the payments made for raw materials for the operations at our joint venture which had not yet been settled at the respective balance sheet dates.
•Inventory increased $73 million at June 30, 2022 as compared to the prior year-end which reflects an increase in raw materials of $45 million driven by the timing of raw material shipments and increases in raw material costs, and an increase in finished goods as a result of modest replenishment and higher costs.
•Other current assets increased by $6 million, or 10%, from December 31, 2021 to June 30, 2022 as a result of a $10 million increase in emissions credits offset by a $5 million decrease in income taxes receivable.
•Accounts payable increased by $41 million primarily as a result of the timing of payments and receipt of raw material shipments as well as increases in costs of raw materials.

Financing Arrangements

For a discussion of financing arrangements see "Note 7. Debt" of the notes to unaudited condensed consolidated financial statements.

Restructuring, Impairment and Plant Closing and Transition Costs

For a discussion of our restructuring plans and the costs involved, see "Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs" of the notes to unaudited condensed consolidated financial statements.

Legal Proceedings

For a discussion of legal proceedings, see "Note 11. Commitments and Contingencies—Legal Matters" of the notes to unaudited condensed consolidated financial statements.

Environmental, Health and Safety Matters

As noted in the 2021 Form 20-F, specifically within "Part I. Item 4. Business Overview—Environmental, Health and Safety Matters" and "Part I. Item 3D. Risk Factors," we are subject to extensive environmental regulations, which may impose significant additional costs on our operations in the future. While we do not expect any of these enactments or proposals to have a material adverse effect on us in the near term, we cannot predict the longer-term effect of any of these regulations or proposals on our future financial condition. For a discussion of EHS matters, see "Note 12. Environmental, Health and Safety Matters" of the notes to unaudited condensed consolidated financial statements.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, see "Note 2. Recently Issued Accounting Pronouncements" of the notes to unaudited condensed consolidated financial statements.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts in our unaudited condensed consolidated financial statements. There have been no changes to our critical accounting policies or estimates. See the Company’s critical accounting policies in "Part I. Item 5. Operating and Financial Review and Prospects and Liquidity and Capital Resources—Critical Accounting Estimates" in the 2021 Form 20-F.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, such as changes in interest rates, foreign exchange rates, and commodity prices. We manage these risks through normal operating and financing activities and, when appropriate, through the use of derivative instruments. We do not invest in derivative instruments for speculative purposes.

Interest Rate Risk

We are exposed to interest rate risk through the structure of our debt portfolio which includes a mix of fixed and floating rates. Actions taken to reduce interest rate risk include managing the mix and rate characteristics of various interest-bearing liabilities.

The carrying value of our floating rate debt is $355 million at June 30, 2022. A hypothetical 1% increase in interest rates on our floating rate debt as of June 30, 2022, would increase our interest expense by approximately $4 million on an annualized basis.

Foreign Exchange Rate Risk

We are exposed to market risks associated with foreign exchange. Our cash flows and earnings are subject to fluctuations due to exchange rate variation. Our revenues and expenses are denominated in various foreign currencies. We enter into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. Where practicable, we generally net multicurrency cash balances among our subsidiaries to help reduce exposure to foreign currency exchange rates. Certain other exposures may be managed from time to time through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (generally with maturities of three months or less). We do not hedge our foreign currency exposures in a manner that would eliminate the effect of changes in exchange rates on our cash flows and earnings. At June 30, 2022 and December 31, 2021, we had $87 million and $68 million, respectively, notional amount (in U.S. Dollar equivalents) outstanding in foreign currency contracts with a term of approximately one month.

In August 2019, we entered into three cross-currency swaps which notionally exchanged $200 million at a fixed rate of 5.75% for €181 million on which a weighted average rate of 3.73% was payable. The cross-currency swaps were designated as cash flow hedges of a fixed rate U.S. Dollar intercompany loan and the economic effect was to eliminate uncertainty on the U.S. Dollar cash flows.

In May 2022, we terminated the three cross-currency interest rate swaps entered into in 2019, resulting in cash proceeds of $8 million. Concurrently, we entered into three new cross-currency interest rate swaps which notionally exchanged $200 million at a fixed rate of 5.75% for €188 million on which a weighted average rate of 4.11% is payable. The cross-currency swaps have been designated as fair value hedges of a fixed rate U.S. Dollar intercompany loan. The cross-currency swaps are set to mature in July 2025, which is the best estimate of the repayment date on the intercompany loan.

Commodity Price Risk

A portion of our products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, product margins and the level of our profitability tend to fluctuate with the changes in the business cycle. We try to protect against such instability through various business strategies. These include provisions in sales contracts allowing us to pass on higher raw material costs through timely price increases and formula price contracts to transfer or share commodity price risk. We did not have any commodity derivative instruments in place as of June 30, 2022 and December 31, 2021.

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Except as set forth below, there have been no material developments with respect to the legal proceedings referenced in "Part III. Item 18. Financial Statements, Note 22. Commitments and Contingencies—Legal Matters" of our Annual Report on Form 20-F for the year ended December 31, 2021.

Shareholder Litigation

On February 8, 2019 we, certain of our executive officers, Huntsman and certain banks who acted as underwriters in connection with our IPO and secondary offering were named as defendants in a proposed class action civil suit filed in the District Court for the State of Texas, Dallas County (the "Dallas District Court"), by an alleged purchaser of our ordinary shares in connection with our IPO on August 3, 2017 and our secondary offering on November 30, 2017. The plaintiff, Macomb County Employees’ Retirement System, alleged that inaccurate and misleading statements were made regarding the impact to our operations, and prospects for restoration thereof, resulting from the fire that occurred at our Pori, Finland manufacturing facility, among other allegations. Additional complaints making substantially the same allegations were filed in the Dallas District Court by the Firemen's Retirement System of St. Louis on March 4, 2019 and by Oscar Gonzalez on March 13, 2019, with the third case naming two of our directors as additional defendants. The cases filed in the Dallas District Court were consolidated into a single action, In re: Venator Materials PLC Securities Litigation. In the first quarter of 2022, Venator, Huntsman and other defendants settled these state court cases with the plaintiffs for an amount not material to Venator’s financial statements.
An additional case was filed on July 31, 2019, in the U.S. District Court for the Southern District of New York by the City of Miami General Employees' & Sanitation Employees' Retirement Trust, making substantially the same allegations, adding claims under sections 10(b) and 20(a) of the Exchange Act, and naming all of our directors as additional defendants. A case also was filed in the U.S. District Court for the Southern District of Texas by the Cambria County Employees Retirement System on September 13, 2019, making substantially the same allegations as those made by the plaintiff in the case pending in the Southern District of New York. On October 29, 2019, the U.S. District Court for the Southern District of New York entered an order transferring the case brought by the city of Miami General Employees' & Sanitation Employees' Retirement Trust to the U.S. District Court for the Southern District of Texas, where it was consolidated into a single action with the case brought by the Cambria County Employees' Retirement Trust and is now known as In re: Venator Materials PLC Securities Litigation. On January 17, 2020, plaintiffs in the consolidated federal action filed a consolidated class action complaint. On February 18, 2020, all defendants joined in a motion to dismiss the consolidated complaint, which plaintiffs opposed, and for which oral argument was heard on May 14, 2020. On July 7, 2021, the court issued a decision granting in part and denying in part defendants’ motion to dismiss the consolidated complaint for failure to state a claim under Federal Rule of Civil Procedure 12(b)(6). The court’s decision also indicated plaintiffs may seek leave to replead those claims that were dismissed by August 9, 2021, certain of which claims plaintiffs did replead. The Company has entered into definitive documentation with the plaintiffs to settle this matter, which has been preliminarily approved by the court and regarding which notices have now been sent to relevant shareholders. The settlement remain subject to final court approval. All of the Company’s payment obligations under the proposed settlement as currently structured will be covered by insurance, except for an amount not material to Venator's financial statements which was made during the second quarter of 2022.
Tronox Litigation

On April 26, 2019, we acquired intangible assets related to the European paper laminates product line from Tronox. A separate agreement with Tronox entered into on July 14, 2018 requires that Tronox promptly pay us a “break fee” of $75 million upon the consummation of Tronox’s merger with The National Titanium Dioxide Company Limited (“Cristal”) once the sale of the European paper laminates business to us was consummated, if the sale of Cristal’s Ashtabula manufacturing complex to us was not completed.

On May 14, 2019, we commenced a lawsuit in the Delaware Superior Court against Tronox arising from Tronox's breach of its obligation to pay the break fee. We sought a judgment for $75 million, plus pre- and post-judgment interest, and reasonable attorneys' fees and costs. On April 6, 2022, the Superior Court granted judgment as a matter of law in Venator’s favor for $75 million plus interest, and rejected Tronox’s counterclaim for damages. On April

18, 2022, we and Tronox entered into a settlement agreement and release pursuant to which each party agreed to settle and release its claims against the other party in the Delaware Superior Court in exchange for a payment of $85 million from Tronox to Venator, which payment was made on April 25, 2022.

ITEM 1A. RISK FACTORS

The business, financial condition and operating results of the Company can be affected by a number of factors, whether currently known or unknown, including but not limited to those described in Part I, Item 3D. of the 2021 Form 20-F, under the heading “Risk Factors.” Any one or more of these risk factors could, in whole or in part, directly or indirectly, materially adversely impact the Company's business and stock price and cause the Company’s actual financial condition and operating results to vary materially from its past, or its anticipated future, financial condition and operating results.

ITEM 6. EXHIBITS

Each exhibit identified below is filed as a part of this report. Exhibits designated with an "*" are filed as an exhibit to this Form 6-K.

Incorporated by Reference
Exhibit Number	Description	Schedule Form	Exhibit	Filing Date
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	The cover page to this Quarterly Report on Form 6-K, formatted in XBRL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VENATOR MATERIALS PLC (Registrant)

Date:	July 26, 2022	By:	/s/ Kurt D. Ogden
Kurt D. Ogden
Executive Vice President and Chief Financial Officer